Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Macy’s, Inc.:

We consent to the use of our reports dated March 28, 2012 with respect to the consolidated balance sheets of Macy’s, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended January 28, 2012, and the effectiveness of internal control over financial reporting as of January 28, 2012, incorporated by reference in the prospectus and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Cincinnati, Ohio

December 7, 2012